14:30 34%

Lucy
Active 1 hour ago

We are running a crowd fund. Do you know anyone who might be interested in investing in us (it's a crowdfunder so anyone can invest)?

Click Here!: https://wefunder.com/mod.tech.labs

Legal: https://help.wefunder.com/testing-the-waters-legal-disclosure



Invest in Mod Tech Labs Inc. : An automatic creative team in your pocket for 3D digital media in a click. | Wefunder

Invest a... as $100 in startups and sma... businesses. Wefunder is

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